UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


     For the period              February 1, 2001 to February 13, 2001
                      ---------------------------------------------------------


                                   JACADA LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                           11 GALGALEI HAPLADA STREET,
                             HERZLIYA, 46722 ISRAEL
--------------------------------------------------------------------------------
                     (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F |X|        Form 40-F |_|


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|




NY2:\1008728\02\LMC802!.DOC\54497.0003

                                EXPLANATORY NOTE


Attached is:

1.         Press Release, released publicly on February 7, 2001.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  Date: February 13, 2001


                     JACADA LTD.

                     By: /s/ Robert Aldworth
                         ------------------------------------------------
                         Name: Robert Aldworth
                         Title: Chief Financial Officer

    Jacada Reports Record Revenue for the Fourth-Quarter and Fiscal-Year 2000
               Another Record Year, Delivering Consistent Results


ATLANTA, FEBRUARY 7, 2001 - Jacada Ltd. (Nasdaq: JCDA), a leading provider of e-business infrastructure software, today reported results for the fourth quarter and fiscal year ended December 31, 2000.

           Fourth-quarter revenue of $7.8 million was 77% higher than the $4.4 million reported in the fourth quarter of 1999. Gross profit of $6.1 million, or 78% of revenue, was 77% higher than gross profit of $3.4 million, or 78% of revenue, reported in the same period a year ago. Net income for the quarter was $329,000, or $0.02 per share, compared to a net income of $382,000, or $0.02 per share, in the fourth quarter of 1999.

           For the year ended December 31, 2000 the company recorded another year of record revenue. Total revenue of $25.1 million was 72% higher than the $14.6 million reported in 1999. Gross profit for the year increased 71% to $19.2 million, or 76% of revenue, from $11.2 million, or 77% of revenue, in 1999. Net profit for the year was $777,000, or $0.04 per share, compared to a net loss of $6,000, or $0.00 per share, in 1999.

           Mike Potts, President of Jacada Ltd., noted that this is the Company's twelfth consecutive quarter of revenue growth, its seventh consecutive quarter of positive earnings, and a record year in terms of total revenue and earnings. According to Potts, the Company expects the growth in revenues to continue throughout the current year, with a continued improvement in bottom-line performance.

           Citing significant new business with both new customers and current clients, Potts attributed the record year to the continuing success of Jacada(R) for Java, the Company's flagship product. In addition, higher sales of other products, notably Jacada(R) Innovator and Jacada(R) for HTML, which both gained momentum in the fourth quarter, are expected to make further contributions to top-line growth in fiscal 2001. Jacada closed business in the fourth quarter from customers such as 21st Century Insurance, AIG, Anixter, BJ's Wholesale, Caterpillar, St. Gobain, U.S. Department of Labor, and Washington Mutual.

           Potts stated that with an estimated 70% of the world's data still residing on mainframe computer systems, the Company looks forward to continued growth in both the software licensing and service and maintenance segments of its business. "We are seeing a growing number of businesses investing in technology that will help them keep overall IT costs down," said Potts. "In a slower growing economy, most companies are looking for new and innovative ways to `reuse' business critical systems. Jacada's proven ability to Web-enable existing mainframe software systems is extremely appealing to any business seeking to leverage an existing capital investment while substantially enhancing the overall efficiency of its operations."

           In fiscal 2000, the Company's sales and marketing efforts remained focused on North America. Potts noted that with his recent appointment as president of Jacada Ltd., a new position, he will now concentrate on expanding the Company's sales globally. "We will also continue to seek out and leverage additional ISV (Independent Software Vendor) partnerships, which we view as key to achieving steady top-line growth and improving profitability in 2001 and beyond."

           "In addition to exceptional products and a unique business model, Jacada has a combination of talent, commitment and capital that is, we believe, unsurpassed by any of our competitors," concluded Potts. "With a Web-to-host market that is predicted to approach $1 billion in sales by 2002 and reach $1.5 billion in 2004, the opportunities are clearly enormous. In this environment, we fully expect that 2001 will be another record year for the Company."

           ABOUT JACADA LTD. - Jacada Ltd. provides a complete software infrastructure to rapidly transform legacy systems into e-business and wireless solutions and to empower enterprise developers to build Internet applications. Jacada's offerings include Jacada(R) Innovator, Jacada(R) for Java, Jacada(R) for HTML, Jacada(R) Connects, and Jacada(R) for Palm. Jacada solutions are in use today at major corporations and government organizations such as AIG, Caterpillar, Delta Air Lines, Enterprise Rent-A-Car, The Federal Reserve Bank, Porsche Cars North America, Prudential Insurance Company of America, and US Department of Interior. Jacada operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.


           This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variation thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20F filed with the Securities and Exchange Commission, and other statements filed with the Securities and Exchange Commission.

                                                                                                                        JACADA LTD.
-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                                       DECEMBER 31,
                                                                                     ----------------------------------------------
                                                                                            2000                        1999
                                                                                     --------------------      --------------------
    ASSETS

 CURRENT ASSETS:
 Cash and cash equivalents                                                                  $  9,360                 $   5,141
 Short-term deposits                                                                           5,309                        56
 Marketable securities                                                                        32,154                    50,519
 Trade receivables (net of allowance for doubtful accounts of $ 204 as of
  December 31, 2000 and $ 40 as of December 31, 1999)                                          6,403                     3,760
 Other current assets                                                                            485                       261
                                                                                     --------------------      --------------------

 Total current assets                                                                         53,711                    59,737
 -----
                                                                                     --------------------      --------------------


 LONG-TERM OTHER ASSETS                                                                          369                       128
                                                                                     --------------------      --------------------

 LONG-TERM INVESTMENTS:
 Marketable securities                                                                         5,644                         -
 Severance pay fund                                                                              548                       430
                                                                                     --------------------      --------------------

  Total long term investments                                                                  6,192                       430
  -----
                                                                                     --------------------      --------------------


 PROPERTY AND EQUIPMENT, NET                                                                   3,151                     2,140
                                                                                     --------------------      --------------------

 OTHER ASSETS (net of accumulated amortization of    $ 126 as of December 31, 2000)
                                                                                               1,374                         -
                                                                                     --------------------      --------------------

                                                                                           $  64,797                 $  62,435
                                                                                     ====================      ====================

                                                                                                               JACADA LTD.
--------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                                            DECEMBER 31,
                                                                          -------------------------------------------------
                                                                                  2000                       1999
                                                                          ----------------------     ----------------------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of  long-term debt                                            $      12                 $      194
  Trade payables                                                                    3,105                      1,443
  Deferred revenues                                                                 1,046                      3,024
  Accrued expenses and other liabilities                                            2,808                      1,761
                                                                          ----------------------     ----------------------

Total current liabilities                                                           6,971                      6,422
-----
                                                                          ----------------------     ----------------------

LONG TERM LIABILITIES:
  Accrued severance pay                                                             1,036                        677
  Long-term debt, net of current portion                                                -                        186
  Other expenses payable                                                              144                        296
                                                                          ----------------------     ----------------------

Total long term liabilities                                                         1,180                      1,159
-----
                                                                          ----------------------     ----------------------

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value:
    Authorized: 30,000,000 shares as of December 31, 2000 and as of December 31, 1999; Issued and outstanding:18,428,531 shares as of December  31, 2000 and 17,610,893 shares as of
    December 31, 1999                                                                  54                         52
Additional paid-in capital                                                         67,843                     66,941
Deferred compensation                                                                (161)                      (272)
Accumulated deficit                                                               (11,090)                   (11,867)
                                                                          ----------------------     ----------------------

Total shareholders' equity                                                         56,646                     54,854
-----
                                                                          ----------------------     ----------------------

                                                                               $   64,797                $    62,435
                                                                          ======================     ======================


                                                                                                            JACADA LTD.
-----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                      THREE MONTHS ENDED                       YEAR ENDED
                                                        DECEMBER 31,                          DECEMBER 31,
                                             ------------------------------------  ------------------------------------
                                                  2000                1999              2000                1999
                                             ----------------   -----------------  ----------------    ----------------
                                                          UNAUDITED
                                             ------------------------------------
Revenues:
  Software license                               $  4,735             $  2,987         $  15,506            $  8,831
  Service and maintenance                           3,049                1,419             9,610               5,768
                                             ----------------    ----------------   ----------------   -----------------

Total revenues                                      7,784                4,406            25,116              14,599
                                             ----------------    ----------------   ----------------   -----------------

Cost of revenues:
  Software license                                    222                  203               725                 639
  Service and maintenance                           1,502                  781             5,210               2,740
                                             ----------------    ----------------   ----------------   -----------------

Total cost of revenues                              1,724                  984             5,935               3,379
                                             ----------------    ----------------   ----------------   -----------------

Gross profit                                        6,060                3,422            19,181              11,220
                                             ----------------    ----------------   ----------------   -----------------

Operating expenses:
  Research and development                          1,392                  852             4,979               3,267
  Selling and marketing                             4,006                2,201            12,873               6,529
  General and administrative                        1,113                  547             3,624               1,960
                                             ----------------    ----------------   ----------------   -----------------

Total operating expenses                            6,511                3,600            21,476              11,756
                                             ----------------    ----------------   ----------------   -----------------

Operating loss                                        451                  178             2,295                 536
Interest expenses                                    (7)                   (25)             (130)               (206)
Interest income                                       797                  584             3,213                 770
Other expense, net                                      -                   (1)               (1)                (34)
                                             ----------------    ----------------   ----------------   -----------------

Income (loss) before income taxes                     339                  382               787                  (6)
Income taxes                                           10                    -                10                   -
                                             ----------------    ----------------   ----------------   -----------------

Net income (loss)                                  $  329            $     382            $  777           $      (6)
                                             ================    ================   ================   =================

Basic earnings per share                           $ 0.02               $ 0.02            $ 0.04               $ -
                                             ================    ================   ================   =================

Weighted average number of shares used
  in computing basic net earnings per share    18,379,868           15,437,634        18,141,223            6,572,476
                                             ================    ================   ================   =================

Diluted earnings per share                         $ 0.02               $ 0.02            $ 0.04            $    -
                                             ================    ================   ================   =================

Weighted average number of shares used
  in computing diluted earnings per share      19,120,533           18,859,529        19,503,971            6,572,476
                                             ================    ================   ================   =================
